UBS Eucalyptus Fund, L.L.C.
ITEM 77(o) 10f-3 Transactions

Security: Vertex Pharmaceuticals Inc.
Date of Purchase: 6/7/2005
Price: $13.00
Shares Purchased: 414,000
Purchased From: Merrill Lynch
Aggregate amount of offering: $11,750,000
% of total purchased: 3.52%